                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number  333-100099
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                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

                           For Period Ended: March 31, 2003
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     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s)to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HydroFlo, Inc.
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Former name if applicable:
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Address of principal executive office (Street and number): 3721 Junction Blvd.,
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City, state and zip code: Raleigh, NC 27603
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed  without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
[ ]  |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[x]  |         be filed on or before the  15th  calendar day following the
     |         prescribed due date; or  the  subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof  could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's time table for completing its Form 10Q for the quarter ended
March 31, 2003 has been impacted by the substantial efforts required to file and amend its Registration Statement on Form SB-2 that became effective on May 14,
2003. The outcome of this Registration process was directly relevant to the preparation of the Company's March 31, 2003 Form 10Q. The Company currently is in the process of completing its Form 10Q and will file it as soon as practicable.

                                    PART IV
                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard  to  this notification

             Dennis Mast                             919          772-9925
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                (Name)                           (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  HydroFlo Inc
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 14, 2003                 By /s/ Dennis Mast
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                                          Dennis Mast, President

          INSTRUCTION:The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This form is required by Rule 12b-25 of the General Rules and
         Regulations under the Securities Exchange Act of 1934.

     2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and
         Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.  Electronic Filers.This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
         Filers unable to submit a report within the time period prescribed due to difficulties in  electronic filing  should comply with either Rule
         201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.